PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Place:	328 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

Time:	2:00 p.m. (Vancouver time)

Date:	Tuesday, January 12, 2010

PLATINUM GROUP METALS LTD.

CORPORATE DATA

Head Office
328 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Directors and Officers
R. Michael Jones – President, Chief Executive Officer & Director
Frank R. Hallam – Chief Financial Officer, Corporate Secretary & Director
Iain D.C. McLean – Director
Barry W. Smee – Director
Eric H. Carlson– Director

Peter C. Busse – Chief Operating Officer

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listing
Toronto Stock Exchange (“TSX”)
Symbol “PTM”

NYSE AMEX Equities (“NYSE AMEX”)
Symbol “PLG”

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Platinum Group Metals Ltd. (the “Company”) will be held at the offices of the Company at 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Tuesday, the 12th day of January, 2010 at the hour of 2:00 p.m. (local time), for the following purposes:

1.

To receive the Annual Report;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2009 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

3.

To elect directors;

4.

To appoint the auditors;

5.

To re-approve the Company’s incentive stock option plan, as required every three years by the Toronto Stock Exchange; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Information Circular in respect of the Meeting, which includes, among other things, the full text of the above resolutions and detailed information relating to the matters to be addressed at the Meeting.  Please advise the Company of any change in your mailing address.

Registered Shareholders:  Every registered shareholder of common shares at the close of business on the Record Date is entitled to receive notice of and to attend and vote such common shares at the Meeting.  Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the meeting are requested to complete, sign and deliver the enclosed form of proxy c/o Proxy Dept., Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournments thereof.  Further instructions with respect to the voting by proxy are provided in the form of proxy and in the Information Circular accompanying this Notice.

Non-Registered Shareholders:  Shareholders may beneficially own common shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Shareholders”).  Without specific instructions, intermediaries are prohibited from voting shares for their clients.  If you are a Non-Registered Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provided voting instructions on your behalf.

DATED at Vancouver, British Columbia, this 7th day of December, 2009.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”

President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as at December 7, 2009 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Platinum Group Metals Ltd. (the “Company”) for use at the Annual General Meeting of shareholders of the Company (and any adjournment thereof) to be held at 2:00 p.m. (Vancouver time) on January 12, 2010 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 2:00 p.m. (Vancouver time) on Friday, January 8, 2010 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).  Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO’s.  By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare Investor Services Inc.  Please complete and return the VIF to Computershare Investor Services Inc. in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF.  Computershare Investor Services Inc. will tabulate the results of the VIF’s received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)

be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

(b)

where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value
Issued and Outstanding:	92,848,667 Common Shares without par value as at December 7, 2009.

Only shareholders of record holding Common Shares at the close of business on December 7, 2009, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.  Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors has determined the number of directors at five and presently consists of five directors.  It is proposed to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as directors.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his province and country of residence, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by him and his associates and affiliates, as at December 7, 2009:

Name, Position and Province or State, and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, or controlled or directed, directly or indirectly(2)
R. MICHAEL JONES(11) President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002(3)	1,806,472(6)
FRANK HALLAM(10)(11) Chief Financial Officer, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002(4)	578,414
BARRY W. SMEE(7) (8) (10) Director British Columbia, Canada	President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	Feb. 18, 2002(3)	85,100
IAIN D.C. MCLEAN(7) (8) (10)(11) Chairman and Director Northumberland, U.K.	General Management Consultant; former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC; former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.	Feb. 18, 2002(5)	141,839
ERIC CARLSON(7) (8) Director British Columbia, Canada

Chartered Accountant since 1985; President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.

		Feb. 22, 2005	102,800(9)

NOTES:

(1)

The information as to the province or state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.

(4)

Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.

(5)

Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.

(6)

Of these shares 946,000 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).

(7)

Denotes member of the Audit Committee.  Mr. Carlson is chairman of the Audit Committee.

(8)

Denotes member of the Compensation Committee.  Mr. Smee is the chairman of the Compensation Committee.

(9)

Of these shares, 75,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

(10)

Denotes member of Governance and Nomination Committee. Mr. McLean is the chairman of the Governance and Nomination Committee.

(11)

Denotes member of the Disclosure Committee.  Mr. Jones is the chairman of the Disclosure Committee.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor.  Please refer to the Company’s Annual Information Form dated November 30, 2009 (the “2009 AIF”) with respect to the fiscal year ended August 31, 2009 under the headings “Directors and Officers – Committees of the Board of Directors – Audit Committee” and Schedule “A” attached thereto.  A copy of the 2009 AIF has been filed on the Company’s profile on the SEDAR website (www.sedar.com).

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Company;

(b)

a chief financial officer (“CFO”) of the Company, or an individual who acted in a similar capacity during the year ended August 31, 2009, regardless of the amount of compensation;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the year ended August 31, 2009, the Company had three NEOs: R. Michael Jones, the President and Chief Executive Officer of the Company; Frank Hallam, the Chief Financial Officer of the Company; and Peter C. Busse, the Chief Operating Officer of the Company.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Compensation Committee of the Company’s Board is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers.  The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.  The Company’s Compensation Committee is comprised of Barry W. Smee, Iain D.C. McLean and Eric Carlson, all of whom are independent directors of the Company.

The Company does not generate operating cash flows and relies on equity financings to fund its exploration and corporate activities.  Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced executive officers, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

Leading into the first half of the fiscal year ended August 31, 2009, the mineral exploration and development industry was extremely competitive and active resulting in increased competition for executive officers and other employees. However, from mid-calendar 2008 through the Company’s August 31, 2009 year end, the global economic environment deteriorated significantly resulting in a general reduction in the availability of equity financing in the industry and in markets in general. These deteriorating market conditions and associated long term market uncertainties had an impact on executive compensation decisions made during the year ended August 31, 2009.  The CD&A that follows outlines the Company’s Executive Compensation components and philosophies, which at times during the latter part of the year, were overridden by the Company’s desire to preserve capital in light of the prevailing economic circumstances.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.

Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.

Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term, and to align the interests of executive officers with the interest of the Company’s shareholders.  This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active all NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced executive officers; to align the interests of executive officers with shareholders’ interests and with the execution of the Company business strategy; and, to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management.  Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.  The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board.  The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified under section 1(d) of “Schedule “A” – Corporate Governance Practices” attached to this Information Circular.

The purpose of this process is to:

•

understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•

establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Executive Compensation

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the financial year ended August 31, 2009, the three basic components of executive officer compensation were:

•

base salary;

•

annual incentives (cash bonus); and

•

option based awards (long term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance expectations; (ii) market performance of the Company’s common shares; and, (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components.  Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role and responsibilities within the Company.  The focus is on remaining competitive in the market with respect to ‘total compensation’ as opposed to within any one component of executive compensation.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO.  It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each executive officer.

Base Salary

The Compensation Committee and the Board of directors approve the salary ranges for the active NEOs.  Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following criteria:

•

the particular responsibilities related to the position;

•

salaries paid by comparable businesses;

•

the experience level of the executive officer; and

•

his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels. To date, comparative data for the Company’s peer group has been accumulated internally, without the use of any external independent consultants or compensation specialists.

During the financial year ending August 31, 2009, approximately $200,967 (2008 - $241,474) was paid as base fees to the Company’s President, $185,000 (2008 - $208,333) was paid as base salary for the Company’s CFO and $225,667 (2008 - $170,455) was paid as base salary for the Company’s COO, who commenced employment with the Company in October 2007. Employee salaries are based on individual performance assessed by management and fair market value.

Annual incentives (Cash Bonus)

Executive officers are eligible for an annual discretionary bonus, payable in cash.  The Board approve such annual incentives and the Board relies heavily on the recommendations of the Compensation Committee in granting them.  The Compensation Committee assesses each active NEO’s performance and his or her respective contribution to the Company’s success, and after taking into account the financial and operating performance of the Company, makes a recommendation to the Board.

In the financial year ended August 31, 2009, the Board, at the recommendation of the Compensation Committee, paid no bonuses to any of the executive officers or other employees in light of the prevailing economic conditions and the Company’s desire to preserve capital.  In the financial year ended August 31, 2008 the Company’s CEO was paid a cash bonus of $37,500, the Company’s CFO was paid a cash bonus of $30,000 and the Company’s COO was not paid a cash bonus.

Option based awards (long term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its executive officers and employees to become shareholders of the Company is, in the committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s stock option plan (the “Stock Option Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.  Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading “Executive Compensation – Summary Compensation Table”.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in Common Shares of the Company against the cumulative total return of the S&P/TSX Composite Index from August 31, 2004 until the fiscal year ended August 31, 2009.

	2004	2005	2006	2007	2008	2009
PTM	100	104	162	319	245	103
S&P/TSX	100	127	144	163	164	130

From August 31, 2004 to August 31, 2009, the share price of the Company has increased by approximately 3%, compared to an increase in the S&P/TSX 300 Index of approximately 30% during the corresponding period.

Option-Based Awards

The Company’s Stock Option Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of these individuals.  It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.  The existing number and terms of the outstanding options are taken into account when granting new options.  The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of 10 years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.  Details of the Company’s Stock Option Plan are provided below under “Securities Authorized for Issuance Under Equity Compensation Plans” and “Particulars of Other Matters to be Acted Upon – Three Year Approval of the Stock Option Plan”.

There was no repricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial year ended August 31, 2009 in respect of each NEO.

NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
R. Michael Jones	2009	Nil	Nil	142,146	Nil	Nil	Nil	200,967(3)	343,113
Frank R. Hallam	2009	185,000	Nil	132,143	Nil	Nil	Nil	Nil	317,143
Peter C. Busse	2009	225,667	Nil	102,132	Nil	Nil	Nil	Nil	327,799

NOTES:

(1)

Financial year ended August 31st.

(2)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life, and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. Notwithstanding the theoretical value of these options, many of them had not yet vested to the NEO as at August 31, 2009 and/or also had a nil ‘in-the-money-value’ on August 31, 2009.  Please see the table under “Incentive Plan Awards” for the in-the money value of these options on August 31, 2009.

(3)

These fees were paid to Mr. Jones pursuant to a consulting services agreement dated August 1, 2006 for management and administrative services.  Prior to August 1, 2006, Mr. Jones was paid for such services pursuant to a management services agreement dated April 1, 2005.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Under the terms of a consulting services agreement dated August 1, 2006, R. Michael Jones is engaged as the Company’s CEO. Under the terms of this agreement Jones’ daily compensation rate is established by the Compensation Committee from time to time. During fiscal 2009 Jones’ daily fee was set at $857. Mr. Jones consulting agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”.  Mr. Jones is also entitled to an annual cash bonus based on performance and milestone completion, with the amount of such bonus to be determined by the Compensation Committee, subject to the approval of the Board of Directors.

Under the terms of an employment agreement dated August 1, 2006, Frank R. Hallam is engaged as the Company’s CFO. Under the terms of this agreement Hallam’s annual compensation rate is established by the Compensation Committee from time to time. During fiscal 2009 Hallam’s annual salary was set at $185,000 payable in twelve equal instalments. Mr. Hallam’s employment agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Hallam is also entitled to an annual cash bonus based on performance and milestone completion, with the amount of such bonus to be determined by the Compensation Committee, subject to the approval of the Board of Directors.

Under the terms of an employment agreement dated October 23, 2007, Peter Busse is engaged as the Company’s COO. Under the terms of this agreement Busse’s annual compensation rate is established by the Compensation Committee from time to time. During fiscal 2009 Busse’s annual salary was set at $225,667 payable in twelve equal instalments.  Mr. Busse’s employment agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Busse is also entitled to an annual cash bonus based on performance and milestone completion, with the amount of such bonus to be determined by the Compensation Committee, subject to the approval of the Board of Directors.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers.  Incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2009, unless otherwise noted.  The closing price of the Company’s common shares on the TSX on August 31, 2009 was $1.14.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
R. Michael Jones	250,000 230,000 125,000 190,000 150,000	$1.00 $2.57 $4.40 $1.60 $1.40	Feb 22, 2010 Jan 16, 2012 Oct 26, 2010 Oct 15, 2013 Jul 13, 2014	35,000 Nil Nil Nil Nil	Nil Nil 31,250 Nil Nil	Nil
Frank R. Hallam	226,000 220,000 115,000 165,000 150,000	$1.00 $2.57 $4.40 $1.60 $1.40	Feb 22, 2010 Jan 16, 2012 Oct 26, 2010 Oct 15, 2013 Jul 13, 2014	31,640 Nil Nil Nil Nil	Nil Nil 28,750 Nil Nil	Nil
Peter C. Busse	150,000 90,000 150,000	$4.15 $1.60 $1.40	Oct 23, 2010 Oct 15, 2013 Jul 13, 2014	Nil Nil Nil	37,500 Nil Nil	Nil

NOTE:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.14, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended August 31, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Michael Jones	Nil	N/A	N/A
Frank R. Hallam	Nil	N/A	N/A
Peter C. Busse	Nil	N/A	N/A

The exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date.  Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or executive officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company may terminate the consulting services agreement between R. Michael Jones and the Company dated August 1, 2006 on notice without cause upon payment of a sum representing Mr. Jones’ daily fee at such time for a period of 63 days and provision of benefits made available to officers of the Company from time to time on terms determined by the Board of Directors for the earlier of three months or until Mr. Jones obtains comparable benefits from another source. The services agreement includes a provision whereby Mr. Jones shall have 60 days from the date of a change of control of the Company to elect in writing whether or not he wishes to terminate the agreement, after which time he shall be deemed to have elected not to do so. If Mr. Jones elects to terminate the agreement, then he shall give written notice of his election to the Company and the agreement shall terminate 30 days from the day of such notice. Mr. Jones shall then, from the date of termination, be entitled to receive from the Company in one lump sum the equivalent of one year’s compensation.

Under an employment agreement dated August 1, 2006 between Frank R. Hallam and the Company, the Company may terminate summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Mr. Hallam’s employment.  Mr. Hallam’s employment agreement may be terminated on notice by the Company to Mr. Hallam without cause upon payment to him at termination of three months’ base salary and provision of benefits made available to officers of the Company at the discretion of the Board of Directors. The employment agreement includes a provision whereby Mr. Hallam shall have 60 days from the date of a change of control of the Company to elect in writing whether or not he wishes to terminate the agreement, after which time he shall be deemed to have elected not to do so. If Mr. Hallam elects to terminate the agreement, then he shall give written notice of his election to the Company and the agreement shall terminate 30 days from the day of such notice. Mr. Hallam shall then, from the date of termination, be entitled to receive from the Company in one lump sum the equivalent of one year’s compensation.

Under an employment agreement dated October 23, 2007 between Peter Busse and the Company, the Company may terminate summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Mr. Busse’s employment. Mr. Busse’s employment agreement may be terminated on notice by the Company to Mr. Busse without cause upon payment to him at termination of three months’ base salary and provision of benefits made available to officers of the Company at the discretion of the Board of Directors. The employment agreement includes a provision whereby Mr. Busse shall have 60 days from the date of a change of control of the Company to elect in writing whether or not he wishes to terminate the agreement, after which time he shall be deemed to have elected not to do so. If Mr. Busse elects to terminate the agreement, then he shall give written notice of his election to the Company and the agreement shall terminate 30 days from the day of such notice.  Mr. Busse shall then, from the date of termination, be entitled to receive from the Company in one lump sum the equivalent of one year’s compensation.

Other than provided for above, as at August 31, 2009, there are no employment contracts between the Company and any other NEO to compensate such executive officer in the event of resignation, retirement or any other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change of control.

Compensation of Directors

The following table describes all amounts of compensation provided to the directors of the Company, who are each not also NEOs, for the year ended August 31, 2009.

Director Name (1)	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Iain D.C. McLean, Chairman	25,000	Nil	80,092	Nil	Nil	Nil	105,092
Eric Carlson	25,000	Nil	80,092	Nil	Nil	Nil	105,092
Barry Smee	25,000	Nil	80,092	Nil	Nil	Nil	105,092

NOTES:

(1)

Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also Named Executive Officers.

(2)

The table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.

(3)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to Expected volatility, Risk-free interest rate, Expected life, and Expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. Notwithstanding the theoretical value of these options, these had not yet vested to the directors as at August 31, 2009 and had a nominal ‘in-the-money-value’ on August 31, 2009.  Please see the table under “Option Based Awards to Directors” for the in-the money value of these options on August 31, 2009.

Schedule of Directors’ Fees

The fees payable to the non-executive directors of the Company are for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer	Meeting Stipend
Board of Directors	$25,000	N/A
Audit Committee	N/A	N/A

Director’s fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings.  This recommendation is then subject to the approval of the Board of Directors.

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:  These incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2009, unless otherwise noted.  The closing price of the Company’s shares on the TSX on August 31, 2009 was $1.14.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Iain D.C. McLean, Chairman	125,000 100,000 75,000 90,000 100,000	$1.00 $2.57 $4.40 $1.60 $1.40	Feb 22, 2010 Jan 16, 2012 Oct 26, 2012 Oct 15, 2013 Jul 13, 2014	17,500 Nil Nil Nil Nil	Nil Nil 18,750 Nil Nil	Nil
Eric Carlson	175,000 100,000 75,000 90,000 100,000	$1.00 $2.57 $4.40 $1.60 $1.40	Feb 22, 2010 Jan 16, 2012 Oct 26, 2012 Oct 15, 2013 Jul 13, 2014	24,500 Nil Nil Nil Nil	Nil Nil 18,750 Nil Nil	Nil
Barry Smee	75,000 100,000 75,000 90,000 100,000	$1.00 $2.57 $4.40 $1.60 $1.40	Feb 22, 2010 Jan 16, 2012 Oct 26, 2012 Oct 15, 2013 Jul 13, 2014	10,500 Nil Nil Nil Nil	Nil Nil 18,750 Nil Nil	Nil

NOTES:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $01.14, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Corporation does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain D. C. McLean, Chairman	Nil	N/A	N/A
Eric Carlson	Nil	N/A	N/A
Barry Smee	Nil	N/A	N/A

The options granted to the directors vested at the time of grant.  The exercise price of the options at the time of grant is at the market price of the Company’s common shares on the grant date.  Accordingly, the in-the-money value of these incentive stock options grants at the time of vesting is $nil.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 7, 2009, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The following table provides information regarding the Stock Option Plan, being the only compensation plan in effect as of the end of the Company’s most recently completed fiscal year, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	6,149,625	$2.04	3,131,942
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	6,149,625	$2.04	3,131,942

Information Concerning the Stock Option Plan

The Company implemented the Stock Option Plan which was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007.  The Stock Option Plan is classified as a 10% “rolling” plan pursuant to which the number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  Other information relating to the 2006 Plan is as follows:

•

The Stock Option Plan is administered by the Compensation Committee.

•

Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company.

•

As at December 7, 2009, an aggregate of up to 9,284,866 options were issued or issuable under the Stock Option Plan, being a number of options equal to 10% of the Company’s issued and outstanding common shares on such date.

•

As at December 7, 2009, an aggregate of 6,116,625 options were outstanding under the Stock Option Plan, being a number of options equal to 6.59% of the Company’s issued and outstanding common shares on such date.

•

The number of Common Shares reserved for issuance under options granted to Insiders may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of options granted to Insiders (together with any options granted to Insiders pursuant to any other share compensation arrangements of the Company) within a 12-month period to acquire Common Shares reserved for issuance under the Stock Option Plan (or any other compensation plan of the Company) may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

•

The exercise price for options granted under the Stock Option Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

•

The Stock Option Plan does not contain provisions allowing for the transform of a stock option into a stock appreciation right.

•

Vesting of Options is at the discretion of the Compensation Committee at the time of grant of options.

•

Options may be exercisable for a period of time determined by the Committee with the maximum term of options granted under the Stock Option Plan being ten (10) years from the date of grant.

•

Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan.  Options granted to any optionee who is a director, employee, consultant or management company employee must expire within ninety (90) days after the optionee ceases to be in at least one of these categories.  Options granted to any optionee who is engaged in investor relations activities must expire within thirty (30) days after the optionee ceases to be employed to provide investor relations activities.

•

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, whichever is earlier.

•

Options granted under the Stock Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

•

Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by the Company’s shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(ii)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(iii)

make amendments of an administrative nature;

(iv)

change vesting provisions of an option or the Stock Option Plan;

(v)

change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(vi)

reduce the exercise price of an option for an optionee who is not an Insider;

(vii)

make any amendments required to comply with applicable laws or TSX requirements; and

(viii)

make any other amendments which are approved by the TSX.

•

Any other amendments to the Stock Option Plan or options granted thereunder (or options otherwise governed thereby), other than those set forth in the previous point, will be subject to the approval of the shareholders and TSX.

•

The Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

•

The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations.  The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)

is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(d)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company.  PricewaterhouseCoopers LLP, Chartered Accountants were first appointed auditors of the Company on August 7, 2007.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-Approval of Stock Option Plan

The Company implemented the Stock Option Plan which was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007.  Per the requirements of the TSX, the Company is required to obtain shareholder approval of the Stock Option Plan every three years.  As such, at the Meeting, the shareholders will be asked to pass an ordinary resolution re-approving the Stock Option Plan in its current form, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)

all unallocated options under the Company’s stock option plan (the “Stock Option Plan”) be and are hereby approved;

(b)

the Company have the ability to continue granting options under the Stock Option Plan, until January 12, 2013, a date that is three (3) years from the date where shareholder approval is being sought; and

(c)

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

In the event the shareholders do not ratify the Stock Option Plan:

•

the existing options will continue unaffected until the expiry date or date of cessation as set out in the respective option agreements; and

•

previously granted options that are cancelled prior to exercise or if they expire unexercised will not be available for re-grant.

A summary description of the Stock Option Plan is provided above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”.  The Stock Option Plan is a rolling 10% plan under TSX policies and the maximum aggregate number of Common Shares available for issuance under the Stock Option Plan at any time is 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under share compensation arrangements other than the Stock Option Plan.  A copy of the Stock Option Plan will be available for viewing up to the date of the Meeting at the Company’s offices at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and at the Meeting.  In addition, a copy of the Stock Option Plan will be mailed free of charge, to any holder of Common Shares who requests a copy from the Secretary of the Company.  Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Unless otherwise directed, the persons named in the enclosed Proxy intend to vote for the re-approval of the Stock Option Plan.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.”  The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website.  Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors – (a) Disclose identity of directors who are independent.	(a) The Company’s three independent directors are Messrs. Barry W. Smee, Eric H. Carlson and Iain D. C. McLean.
(b) Disclose identity of directors who are not independent and describe the basis for that determination.

(b)

The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam. These two directors are non-independent insofar as they hold senior executive positions with the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(c) A majority of the board is independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)

The following directors are presently also directors of other issuers as listed:

R. Michael Jones is also a director of Jerico Explorations Inc. (TSXV), MAG Silver Corp. (TSX) and Nextraction Energy Corp. (TSXV)

Frank R. Hallam is also a director of Jerico Explorations Inc. (TSXV), Lake Shore Gold (TSX) and Nextraction Energy Corp. (TSXV) and a senior officer of MAG Silver Corp. (TSX)

Barry Smee is also a director of Almaden Minerals Ltd. (TSX)

Eric Carlson is also a director of MAG Silver Corp. (TSX), Anthem Ventures Capital Corp. (TSXV) and Nextraction Energy Corp. (TSXV)

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)

The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)

Iain McLean is the Chairman of the Company and is an independent director. Mr. McLean has extensive business experience as senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

(g)

The Company has held 11 board meetings since September 1, 2008, the beginning of its most recently completed financial year. The attendance record for its five directors is: R. Michael Jones (11/11), Frank R. Hallam (11/11), Barry W. Smee (11/11), Iain D. C. McLean (11/11) and Eric H. Carlson (10/11).

2. Board Mandate –
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct.

The board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts.

The strategic planning process is carried out at each board meeting where there are regularly reviewed specific milestones for the Company. The corporate milestones are incorporated into senior management’s bonus scheme where performance bonuses are matched to the corporate objectives and milestones. The board reviews the strategic plan at each meeting, usually at least once quarterly.

The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. In addition to the typical currency, commodity, mining exploration and development risks, the board has identified additional risk with respect to the granting of final mining authorizations on the Company’s properties in South Africa. To mitigate these risks, the Company is working closely with its BEE partner and Anglo Platinum in South Africa, and is in frequent dialogue with the representatives of the Department of Minerals and Energy. This dialogue has been initiated long in advance of the permissions and authorization expiration dates and in advance of the dates required for the Company’s strategic plan. The board is updated regularly as to the status of these discussions.

The board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO. The Compensation Committee is responsible for reviewing and reporting to the board on management’s succession plans.

The board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance; however, the board has established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements.

The board approves all of the Company’s major communications, including annual and quarterly reports and press releases with specific review of financial disclosure by the Audit Committee.  In accordance with its recently adopted Timely Disclosure, confidentiality and Insider trading Policy, three (3) corporate spokespersons have been formally designated. The communication policy of the Company is to circulate all press releases to technical staff and all responsible people involved in press release material. This policy ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff. Shareholder feedback, when significant, is also communicated directly back to the board.

The board and the Audit Committee examine the effectiveness of the Company’s internal control processes and information systems. The board, and the Audit Committee, consults with the auditor with respect to these systems. The Company also initiated a process in 2005 to establish compliance with Sarbanes-Oxley regulations in the United States. In general, transactions over a CDN$50,000 limit or involving mineral properties require the board’s approval. Project budgets are brought before the board on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff.

The number of scheduled board meetings varies with circumstances but a minimum of 3 meetings are held annually. In addition, special meetings are called as necessary. The Chairman establishes the agenda at each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior management and employees of the Company.

3. Position Description –

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)

Iain McLean is the Chairman of the Company.

The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the board to carry out his responsibilities. Please refer to the Company’s Annual Information Form with respect to the fiscal year ended August 31, 2009, which is filed on SEDAR (www.sedar.com).

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b) The board has developed a written position description for the CEO.
4. Orientation and Continuing Education –

(a)

Briefly describe what measures the board takes to orient new directors regarding

i.

The role of the board, its committees and its directors, and

ii.

The nature and operation of the issuer’s business.

(a)

The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The recently established Governance and Nomination Committee is expected to review, approve and report to the board on the orientation process for new directors.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)

The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently. The recently established Governance and Nomination Committee is expected to review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

5. Ethical Business Conduct –

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i.

Disclose how a person or company may obtain a copy of the code;

ii.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)

The board has adopted a written Code of Business Conduct and Ethics (also referred to as the “Code”) for the directors, officers and employees of the Company. The Code is filed on SEDAR (www.sedar.com).

The Company’s Governance and Nomination Committee monitors compliance with the Code. R. Michael Jones, the Company’s President and Chief Executive Officer, has been appointed as the Corporation Ethics Officer to ensure adherence to the Code and to report to the Governance and Nomination Committee.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. In addition, the Code requires all directors to obtain the specific permission of the Corporation Ethics Officer or Governance and Nomination Committee prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest.

A thorough discussion of the documentation related to material transaction is required for review by the board, particularly independent directors.

(c) Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.

(c)

The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted a Code of Business Conduct and Ethics which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company’s commitment and compliance with the Code of Business Conduct and Ethics is mandatory for every director, officer and employee of the Company or any of its subsidiaries.

6. Nomination of Directors -
(a) Describe the process by which the board identifies new candidates for board nomination

(a)

All of the Company’s directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

The board recently established a Governance and Nomination Committee which is responsible for making recommendations on the long term plan for the composition of the board that takes into consideration the current strengths, skills and experience on the board and the strategic direction of the Company. The plan will include: (i) the desired qualifications, demographics, skills and experience for potential directors; (iii) an interview process for potential candidates for board membership, and (iv) a list of future candidates for board membership after taking into account the competencies and skills that the board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the board. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the board.

(b)

Disclose whether or not the board has a nominating committee composted entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b) The board has a nominating committee with two independent directors and one non-independent director
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

(c)

In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Corporation, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Committee meets at least once per year.

7. Compensation --
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

(a)

The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options. The Company’s Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The board has a Compensation Committee composed entirely of independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

(c)

The Compensation Committee’s primary responsibility is to approve or provide the board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation’s compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.
8. Other Board Committees –
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.

The Company has a Governance and Nomination Committee and a Disclosure Committee. Copies of the mandates of these committees can be found under the Company’s profile on the SEDAR website (www.sedar.com).

9. Assessments –

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The recently established Governance and Nomination Committee, is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the board and its members and its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives.

The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the board, its committees and the directors and will conduct regular assessments in accordance with its mandate.

Previously, the Audit Committee, as part of their annual review, assessed the effectiveness of the board and its independence. The Audit Committee assessed the adequacy of the information provided, the regular nature of the communication between the board and management and reviewed whether management was following the mandated strategic direction as set out in the board’s direction and management milestones.

In addition, the board assessed the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.